EXHIBIT 99.1

VIZSLA SILVER PROVIDES AN UPDATE ON MEDIA-REPORTED SECURITY INCIDENT AT THE PANUCO PROJECT

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Jan. 28, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") reports that ten individuals have been taken from its project site in Concordia, Mexico. The incident is currently under investigation, and information remains limited.

Local authorities have been notified, and the Company's crisis management and security response teams are actively engaged. The Company's immediate priority is the safety and wellbeing of the individuals involved.

As a precautionary measure, certain activities at and near the site have been temporarily suspended.

Website: www.vizslasilvercorp.ca

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-provides-an-update-on-media-reported-security-incident-at-the-panuco-project-302673249.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2026/28/c1329.html

%CIK: 0001796073

For further information: Contact Information: For more information, please contact: Corporate Communications, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 18:08e 28-JAN-26